Exhibit 10.35

32 Crosby Drive
Bedford, MA 01730
Tel: +1 781 687 8800
Fax: +1 781 687 8005
www.interactivedata.com

Privileged and Confidential

March 26, 2010

Jeffrey Banker

55 William Street

Needham, MA 02494

Re:	Special Retention and Protection Program

Dear Jeffrey:

As you know, the Board of Directors of Interactive Data Corporation (the “Company”) has been conducting a review of strategic alternatives for the Company. Although this review may result in one of a number of possible outcomes (including maintaining the status quo), one such alternative could involve a sale of the Company whereby control of the Company changes hands. We believe that any successful sale will require you and certain other key employees to assume additional responsibilities through the sale process and for a period of time after the sale, and therefore we are offering an attractive stay bonus, sales incentive, and enhanced severance protection, as follows:

1.	Stay Bonus. You will be entitled to a cash stay bonus (the “Stay Bonus”) equal to 175% of your Base Salary (the “Stay Bonus Percentage”). Payment of your Stay Bonus will be made in two installments – one-third will be paid as soon as practicable, and in any event within 30 days, after the date of a Change of Control, and the remaining two-thirds will be paid on the date that is four months following the date of the Change of Control. No payment of the Stay Bonus will be made unless you remain employed by the Company through the date the Stay Bonus is to be paid.

2.	Sales Incentive. For each $0.01 that the Change of Control Price exceeds $30.00, a sales incentive of 0.2 percentage points of base salary will be added to the Stay Bonus. By way of illustration, if the Change of Control Price is $35.00, the Stay Bonus Percentage will be increased by 100 percentage points (0.2* ((35.00 - 30.00) / .01)). If, prior to a Change of Control, there is a stock split, stock dividend, or similar event that affects the outstanding shares of common stock of the Company, the Company shall make such adjustment to the foregoing formula as it determines appropriate to reflect such event.

3.	Enhanced Severance Protection. The following enhancements shall be made to your severance entitlements under the Company’s Severance Plan for U.S. Employees, as amended and restated as of March 1, 2010, and as attached hereto as Exhibit A (the “Severance Plan”), in the event that your employment with the Company is terminated by the Company other than for Cause during the Change of Control Period:

a.	Your aggregate Severance Pay under the Severance Plan shall equal the sum of 78 Weeks of Salary, plus an amount equal to your Target Bonus Amount;

b.	The Severance Period under the Severance Plan shall be based on 78 Weeks of Salary;

c.	The Stay Bonus, to the extent not already paid, shall be paid at the same time as your Severance Pay;

d.	A termination by you for Good Reason during the Change of Control Period shall be treated as a termination by the Company without Cause under the Severance Plan;

e.	The Waiver and Release required by the Severance Plan in order to receive severance payments and benefits shall be in the form attached as Exhibit B; and

f.

Any determination made by the Company or the Administrator under the Severance Plan as to the character of any termination of your employment (e.g., whether such termination was with or without Cause or Good Reason) shall not be afforded any special deference in the event such determination becomes the subject of a dispute.

4.	Expiration Date. If either (i) a definitive agreement which, if consummated, would result in a Change of Control, has not been entered into by the Company prior to January 1, 2011, or (ii) a Change of Control has not occurred prior to January 1, 2012, then this Letter Agreement shall expire and be null and void. The Company is under no obligation to cause a Change of Control to occur prior to such expiration, and may in its sole discretion delay the closing of any Change of Control transaction, terminate any agreement to consummate any Change of Control transaction, and/or permanently suspend any efforts to sell the Company.

5.	Entire Agreement. This Letter Agreement contains the entire understanding of the parties hereto relating to the subject matter herein contained, and can be changed only by a writing signed by both parties to this Letter Agreement.

6.	Confidentiality. You agree to maintain at all times the confidentiality of, and refrain from disclosing, making public, or discussing in any way (i) the existence, or terms and conditions, of this Letter Agreement (except that you may discuss this Letter Agreement with your immediate family members and professional financial and tax advisors, provided they have been informed of its confidential nature), and (ii) any other confidential information relating to the Company and its affiliates. In addition to any other remedies the Company may have, a breach of this paragraph 6 by you (which will be deemed to include disclosure of the existence or terms or conditions of this Letter Agreement by your immediate family members or your professional financial and tax advisors) prior to the date of a Change of Control will automatically result in the forfeiture of all entitlements under this Letter Agreement.

7.	Definitions. Capitalized terms not otherwise defined above or in this paragraph 7 shall have the meaning set forth in the Severance Plan.

a.	“Change of Control Price” means (i) the price paid in a Change of Control for each share of common stock of the Company, plus (ii) the amount per share of any cash dividends or other cash distributions declared by the Company after the date hereof and prior to the Change of Control, other than normal recurring cash dividends in amounts not materially greater than currently paid. If any portion of such price is paid in the form of securities, the value of such securities, for purposes of calculating the Change of Control Price, will be determined by the average of the last sales prices for such securities on the five trading days ending five trading days prior to the Change of Control. If such securities do not have an existing public trading market, the value of such securities shall be the fair market value, as determined by the Company, on the day prior to the Change of Control.

b.	“Good Reason” means any of the following events or conditions occurring without your express written consent, provided that you shall have given notice of such event or condition within a period not to exceed ninety (90) days of the initial existence of such event or condition and the Company shall not have remedied such event or condition within thirty (30) days after receipt of such notice: (i) a materially adverse alteration in the nature or status of your responsibilities or the conditions of employment, provided that neither (x) a change in your reporting relationships, or an adjustment in the nature of a your duties and responsibilities that in either case continues to allow you to have the same authority with respect to the Company’s functional area, employees or products and services that you had immediately prior to such change or adjustment, nor (y) a change in, or elimination of, duties or responsibilities caused by reason of the Company ceasing to be publicly traded, shall constitute Good Reason; (ii) a material reduction in your Base Salary or Target Bonus Amount; (iii) a change of fifty (50) miles or more in your principal place of employment, except for required travel on business to an extent substantially consistent with your business travel obligations.

8.

Tax Matters. You should consult your own tax advisor as to the tax consequences of any payments made to you pursuant to this Letter Agreement, and the Company is not making any representations to you as to any particular tax treatment. All payments provided pursuant to this Letter Agreement are subject to reduction for applicable withholding and payroll taxes. To minimize the potential impact to you of the 20% excise tax on “golden parachutes” imposed under Section 4999 of the Code (which could apply if your payments under this Letter Agreement and the Severance Plan, when added to certain other entitlements you may have in connection with a Change of Control, exceed a certain threshold amount), payments under this Letter Agreement shall be reduced to the extent necessary to avoid the imposition of the Section 4999 excise tax on any portion of any such payment, but only if, by reason of such reduction, you will retain more of the payments on an after-tax basis (considering federal income, social security and Medicare taxes, and state and local income taxes) than you would retain on an after-tax basis (including the Section 4999 excise tax) without any such reduction. Any such reduction described in the foregoing sentence shall be applied to your next payment that is due pursuant to this Letter Agreement.

9.	No Right to Continued Employment. This Letter Agreement does not affect your status as an at-will employee and therefore your employment remains subject to termination at any time.

10.	Assignment. The Company may, prior to a Change of Control, assign this Letter Agreement and its rights and obligations hereunder to any of its affiliates, and upon a Change of Control, either the Company or any such affiliate may assign this Letter Agreement and its rights and obligations hereunder to an acquirer. You may not assign any of your rights or obligations under this Letter Agreement.

11.	Governing Law. This Letter Agreement shall be governed by the laws of the State of Massachusetts applicable to contracts entered into and performed entirely within the Massachusetts without regard to the principles of conflicts of laws.

Please indicate your agreement to and acceptance of this Letter Agreement by signing the enclosed copy and returning it in the envelope provided, postmarked no later than April 9, 2010, to Peter Castrichini, Director, Compensation, Benefits & HRIS, Interactive Data Corporation, 32 Crosby Drive, Bedford MA 01730.

I would like to take this opportunity to thank you for all your hard work and the contributions you have made, and look forward to our continued success with the Company.

Sincerely,

INTERACTIVE DATA CORPORATION

By:
Raymond L. D’Arcy
President and Chief Executive Officer

Agreed to and Accepted by:

Jeffrey Banker

Date